51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
August 16, 2023
Item 3   News Release
The news release dated August 16, 2023 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced the passing of Simon Ma, the Company’s long tenured Chief Financial Officer.
David Kwok steps into the Chief Financial Officer role with a clear financial vision for the Company’s success. His extensive expertise, honed while working with numerous public companies, positions RepliCel for the future. David Kwok has been a Certified Professional Accountant for over 15 years and is a member of the Certified Professional Accountant of British Columbia since January 2008.
In connection with the appointment of David Kwok, the Company has granted 150,000 stock options (each, an “Option”) to Mr. Kwok for the purchase of up to 150,000 common shares of the Company pursuant to its 10% Rolling Stock Option Plan.  Each Option is exercisable until August 16, 2027 at a price of $0.15 per common share and vest upon the date of grant.
In light of Simon Ma’s sudden passing, the Company will apply for a Management Cease Trade Order (MCTO) as the Company completes a transition process and endeavours to file its second quarter financials in a timely manner.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which has been filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None

Item 8   Executive Officer
Contact:         Andrew Schutte, CEO and President
Telephone:     604.248.8693
Item 9   Date of Report
August 18, 2023